Exhibit 2.5

CERTIFICATE OF MERGER

OF

ARIES VENTURES INC.

(a Nevada corporation)

INTO

CARDIUM THERAPEUTICS, INC.

(a Delaware corporation)

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

First:	The name of the surviving corporation is Cardium Therapeutics, Inc., a Delaware corporation, and the name of the corporation being merged into this surviving corporation is Aries Ventures Inc., a Nevada corporation.

Second:	The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8 Section 252 of the General Corporation Law of the State of Delaware.

Third:	The name of the surviving corporation is Cardium Therapeutics, Inc., a Delaware corporation.

Fourth:	The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

Fifth:	The authorized stock and par value of the non-Delaware corporation is Sixty Million (50,000,000 of common stock and 10,000,000 of preferred stock) shares, with a $0.01 par value per share.

Sixth:	The merger is to become effective on January 17, 2006. This is the effective date for accounting purposes only.

Seventh:	The Agreement of Merger is on file at 3611 Valley Centre Drive, Suite 525, San Diego, CA 92130, an office of the surviving corporation.

Eighth:	A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 17th day of January, 2006.

Cardium Therapeutics, Inc.,
a Delaware corporation

By:	/s/ Christopher Reinhard
Christopher J. Reinhard, CEO and President